Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

08 July 2004

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC (~~82-2999~~)/Eurotunnel SA (~~82-3000~~) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Letter to Eurotunnel shareholders dated 7 July 2004.

Yours faithfully,

D Leonard
Secretary

dlo 7/16

Letter from Eurotunnel Group to shareholders,
7 July 2004

Sir, Madam,
Dear Shareholder,

Just three months ago, during the Annual General Meeting on 7th April, we made a promise to get back to you within 90 days to review this first stage.

We would not be so bold at present to say we have come up with *the* solution to a problem as complex as the one our Group has faced over the past decade. However, we owe it to you to provide an open assessment of the current state of affairs.

We would also, and above all, like to share our conviction with you: Eurotunnel's recovery becomes possible.

As you are aware, Eurotunnel is a unique company. We, for our part, are aware of its shareholders' determination; we recognize the potential of its infrastructure, the quality of its customer service, the wealth of its Franco-British culture and the pride and commitment of its employees.

Unfortunately, in focussing on the single problem of its debt, Eurotunnel has lost sight of its main mission: to provide the most efficient services in the market to the greatest number of customers at the best possible price.

Three months down the track, we are in a position to present to you a certain number of elements of our corporate project. As we anticipated on 7th April last, it is based on the following three complementary objectives:

Stimulate our growth in turnover by radically transforming our commercial policy.

Significantly increase our operating margin by reducing our costs.

Reach a sustainable level of debt by putting our finances on a far healthier footing.

We can increase our turnover!

<u>Our analysis</u>

For the second consecutive year shuttle services revenue continue to decline.

This trend cannot be solely attributed to the market.

We therefore need to radically transform our commercial policy.

Truck Shuttles

Our truck Shuttles provide an unparalleled level of service in terms of frequency, speed, punctuality, reliability and safety. These strengths should have made it possible to build a pricing policy factoring in the specific needs of each business sector; Eurotunnel's margins would have been protected and the disorganisation of the cross-Channel market avoided. In fact, Eurotunnel's cost structure means it is in a position to ensure compliance with this policy and meet its customers' expectations.

Yet, the contrary was done: the arrival of Eurotunnel, the newcomer on the cross-Channel market, locked into its rivals' pricing policy and triggered a price war over the ensuing decade, the consequences of which today are:

- The collapse of yields: down 20% since 1995, at constant exchange rates;

- destabilisation of the operators which, year in year out, have seen their market share fluctuate, without managing to globally increase it;
- incoherent price conditions contributing to their high volatility;
- extremely unstable prices have prevented road hauliers from building long-term operations.

Eurotunnel's 2002 initiative to create a sales system for customers other than major contracts has not contributed to growing or stabilising its market share. We are looking at reorienting this form of distribution for the years ahead.

Passenger Shuttles

Passenger Shuttles are a practical way of crossing the Channel (57 kilometres in 35 minutes): faster, more comfortable and reliable than the rival options. Eurotunnel should have emphasised, and not just in Great Britain, the exceptional quality of its product in its advertising, and applied a pricing structure reflecting fluctuations in demand in order to promote greater income from the shuttle service.

But Eurotunnel has done little to promote its offering, has abandoned the "Le Shuttle" brand, and, locked into its rivals' fare policy, has applied a similar pricing policy to that of its rivals: a structured rate that does not adapt to demand. Consequently, today:

- awareness of the passenger shuttles outside the United Kingdom is low and their specific features are often unknown;
- the pricing grid has become difficult to understand, and the pricing image is very negative;
- Eurotunnel has lost part of its customer base, mainly to low cost airlines;
- the passenger Shuttle load factor is falling.

Eurostar

Eurostar's growth is well behind the forecasts of 20 years ago. The full effect of this will only be felt at the end of the current phase of the contract with the rail operators and which, during this period, guaranteed us a minimum revenue.

Eurostar's current commercial policy is not to blame for Eurotunnel's current level of revenue: the growth in traffic and its market share are logical given the length of the high-speed rail network.

The cause can be attributed to the initial forecasts, unfortunately used as the basis for our revenues.

Rail freight

Freight trains through the Tunnel are operated jointly by EWS International and SNCF Fret, its French equivalent.

While traffic grew rapidly when the Tunnel was opened, reaching 3.1 million tonnes in 1998, it then declined until it collapsed in 2002, notably following attempted incursions by asylum seekers at SNCF Fret's Calais site.

These incursions have now stopped but freight traffic has not really taken off again, stagnating at 1.8 million tonnes over the past 12 months.

It should also be said that rail operators have not thus far demonstrated great interest in developing cross-Channel freight.

The attempt to boost this activity was a good initiative by our Group. The Europorte 2 project, hastily put together before our arrival, was rejected by some of our creditors, but it did enable us to build an excellent base from which to revive the project when the time is right (rail freight licence, sales relations, train path availability and, soon we hope, a safety certificate).

<u>First directions and steps taken</u>

The truck Shuttles have considerable potential to generate income in the short and medium term; our immediate priority is to develop this traffic.

The repositioning of passenger Shuttles will also generate revenue growth, albeit at more modest levels and only within 12 to 18 months.

It is certain that income from Eurostar will not exceed the guaranteed income under the contract signed with the French and British rail operators. We are ready to make mutually interesting proposals to take effect as of 2006 if our partners are willing to come to the negotiating table.

There is real revenue potential with rail freight beyond the next 24 months.

Truck Shuttles

Our immediate action, validated by surveys of our major current and prospective customers, is based on the following:

- rebuild the pricing policy for major accounts: rationalise pricing conditions and a rate charter taking into account the different types of freight traffic. This policy should enable us not only to build durable relations with our major customers but also to acquire significant freight volume with some of these customers;
- reformat the pricing policy for other customers;
- make the Truck Shuttle Sales Division a real trade marketing organisation; and
- assert and protect our position as the market leader.

Passenger shuttles

Our action is based on the following:

- new pricing policy for cars, based on demand; three different models of rate management are currently being evaluated;
- rationalisation of our reservation system;
- complete reworking of our customer advertising, emphasising the quality of our services and our new price offering;
- improve the offering for coach operators, made competitive in terms of service and pricing; and
- reorganise the Passenger Shuttle Sales Department into two business units including sales operations and support functions.

Eurostar

There is remarkable potential for traffic growth within a 300 to 400 kilometre radius around the Tunnel. This radius includes London, Paris and Brussels, as well as Amsterdam, Antwerp and Cologne.

In the coming years, the traffic contributed by Eurostar will increase with the entry into service of new high-speed sections of line, if the income remains less than that guaranteed by the rail operators through to November 2006. An across-the-board and unilateral drop in tolls will have little impact on the traffic, but will have an immediate negative impact on Eurotunnel's revenue. On the other hand, if the Eurostar operators accept, a new rate could be negotiated that would be profitable for both.

Rail freight

The growth potential for rail freight traffic is immense; indeed, rail transport only accounts for around 3% of the freight market between the United Kingdom and the Continent.

Our action, which should start to pay off within 18 to 24 months, is based on:
- maintaining the inroads made with the Europorte 2 project;

- building a business plan with the operators and the main potential customers; and
- prospection, equally committed, of the main potential customers.

It is essential to reduce our costs and strongly increase our operating margin!

<u>Our analysis</u>

The potential for cost cutting is huge (over €40 m/year), but it entails far-reaching change in our organisation and our way of working.

The teams are of excellent quality and keen to have new reasons for motivation.

The Group is organised into entities that are largely autonomous, reflecting the complexity of a group that is split between two sites, two States, two languages and two cultures. Unfortunately, this organisation leads to a duplication of tasks, a multiplication of coordination and control structures and the difficulty of obtaining a global vision and direction.

The way we operate is based on strict compliance with procedures, rarely questioned, rather than being objective and result-orientated. The latter are insufficiently assessed and rarely given recognition. The simple budgetary approach still dominates over any real cost containment.

Fortunately the teams are of excellent quality and highly committed to what we have always called "the finest project of the end of the 20th century". They are keen to have new reasons for motivation in their support of a clear corporate project shared by all.

Cost reduction can be achieved rapidly in the following areas: rationalised procurements and sub-contracting, eradicating exceptional non-recurring expenses, obvious overlaps and prestige spending.

Other reductions, yet to be examined, cover significant areas: IT, expenses relating to other parties but imposed on Eurotunnel, investments, maintenance, optimising organisation and procedures.

Finally, there are areas in which an in-depth analysis of costs and expenses needs to be made in order to establish perfectly reliable data for the future.

<u>Initial findings and steps taken</u>

Our prime priority is to reorganise the Group and motivate the operational teams that will head the recovery.

Two cost-cutting plans have already been implemented and will begin to pay off within 12 months at the most.

The assessment of potential cost cutting is ongoing; it will be completed before the end of 2004 and, as it progresses, will lead to specific action plans.

Reorganisation of the Group

The Eurotunnel Strategy Committee has been working since mid-April on establishing and costing plans; it will continue through to the end of 2004 to complete this stage in the planning. However, it is already necessary to structure the business around a smaller and tightly knit team:

- technical functions will be split up and reorganised in two cross-sectorial blocks: infrastructure, on the one hand; rolling stock and terminals, on the other;
- commercial functions will be organised into three sections: truck Shuttles, passenger Shuttles and Rail Networks;

- support functions, until now dispersed throughout the organisation, will be grouped together in a single division; and
- the Financial Division will include accounting, administration control and cash management.

Cost-cutting programmes

The action plans relative to savings already identified and costed are now being implemented. A first team responsible for cutting procurement costs will also be in charge of cutting sub-contractor, investment and maintenance costs, without of course reducing the level of safety adhered to by our rail operators.

A second team has been assigned to calculate organisational costs, and plan relevant cost-cutting measures.

Two additional teams are being set up to calculate and plan savings on IT costs and reduce the working capital requirement.

Far from undermining the social cohesion of the Group, we are convinced that this new approach will make our teams even prouder to work for Eurotunnel.

We must reach a sustainable level of debt. It is still possible!

Our analysis

We are all aware of the essential need to place our financial situation on a far healthier footing. Our declining turnover and the end of the period of stabilisation (December 2005) are leading Eurotunnel towards an impasse and so require that your Board of Directors take drastic action.

Continuity of operation will be based on the Group's ability to implement not just the measures to improve its cash flow from operations, but also a refinancing plan within two years, without fail.

Initial findings and steps taken

Your Board is currently working on drawing up a refinancing plan that is truly adapted to the Group's level of activity.

We need to find the best balance sheet structure given our activity and environment, the economic context and the efforts the Group will have to make. It is, of course, essential for our shareholders and our employees, but also for our creditors, as the ultimate goal is to reimburse our loans and pay our financial charges. We have contacted some of our creditors; this leads us to believe that they are willing to talk.

We have set up a team reflecting the breadth of the Group's expertise. Financial consultants have been selected. Given their experience in handling complex financial cases, we felt that investment banks Lazard (overall coordinator) and Lehman Brothers were the best placed to work with us. Dresdner Kleinwort Wasserstein will provide continuity through its background knowledge of the Eurotunnel project.

We have also strengthened our legal structure by bringing on board Weil, Gotshal & Manges alongside Herbert Smith.

Finally, we have asked Deloitte, along with Toulouse and Associés, to draw up an appraisal of the Group's operational and financial situations; it will serve as a starting point for future negotiations.

The long-term plan that we have to finalise by the end of October, will factor in the operational actions already undertaken, and will also make it possible to validate the refinancing strategy currently being developed. The market will be advised of its main lines at that time but the details will remain confidential until it is implemented.

Our action will not be limited to these three goals, even if they are the basis for Eurotunnel's recovery.

As we announced in April, we will be appointing British members to our Board of Directors. This process is going well.

We would also like to re-establish a dialogue with all our partners: our creditors, of course, but also our customers – passengers, road hauliers and railway companies – and our suppliers. With each, we would like to find mutually beneficial solutions and truly involve them in our growth.

Finally, we would like to establish a new level of dialogue with you, our shareholders. We owe it to you to provide you with a regular flow of clear information which alone will prevent both misunderstandings and excessively high hopes.

Eurotunnel has one million shareholders!

This means we are going to have to adopt an innovative approach if we are to reach a maximum number of you in as short a time as possible: shareholder committees, associations, local meetings, communication via the Internet... Our aim is to listen to you and to provide you with as much information as possible, without this becoming a financial burden on your company, while of course also respecting the legal requirements of a listed company.

In the meantime, we will continue our action to re-energise its sales dynamic, motivate its teams in their support for a real corporate project and reopen the communication lines with all its partners: in short, to clear the horizon for Eurotunnel and give you confidence in its future.

Jacques Maillot
Chairman of the Joint Board
Eurotunnel Group

Jean-Louis Raymond
Chief Executive
Eurotunnel Group